UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXPLANATORY NOTE

On August 8, 2008, CDC Corporation (the “Company”) furnished a Form 6-K containing a press release (the “Press Release”) announcing the Company’s preliminary financial results for the second quarter and six months ended June
30, 2008, as Exhibit 1.08 thereto.

The Press Release contained a typographical error in the Unaudited Consolidated
Balance Sheets appended thereto.  Deferred Revenue as of June 30, 2008 was
incorrectly stated as “$63,328”.   The correct amount for Deferred Revenue
should have been “$68,328”.

The corrected Press Release is attached hereto as Exhibit 1.01.

Exhibit  Description

1.01     Corrected version of Press Release originally furnished to the
         Securities and Exchange Commission as Exhibit 1.08 to Form 6-K on
         August 8, 2008, “CDC Corporation Reports Q2 2008 Results that Exceed
         Analyst Expectations with Adjusted Net Income of $0.04 per share
         Compared to Consensus of $0.01 per share”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: September 10, 2008	By:	Gregor Morela
	Name:	Gregor Morela
	Title:	Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Corrected version of Press Release originally furnished to the Securities and Exchange Commission as Exhibit 1.08 to Form 6-K on August 8, 2008, “CDC Corporation Reports Q2 2008 Results that Exceed Analyst Expectations with Adjusted Net Income of $0.04 per share Compared to Consensus of $0.01 per share”.